October 11, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. Ben Farahi
Chief Financial Officer
1175 W. Moana Lane, Suite 200
Reno, Nevada 89509

Re:	Monarch Casino & Resort, Inc.
	Form 10-K for the year ended December 31, 2004
	Forms 10-QSB for the periods ended June 30, 2005 and March
31,
2005
	Commission file #: 000-22088

Dear Mr. Farahi:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist
you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the
end of this letter.
* * * * * * * * * * * * * * * * * * * * * * *
Form 10-K for the year ended December 31, 2004

Marketing Strategy, page 9

1. We note the disclosure on page 9 indicating that the Company has implemented a frequent player club which allows customers to be eligible to receive rewards and privileges based on the amount of their play. Please tell us and explain in the notes to your financial statements in future filings, the nature of the rewards that may be redeemed by the customers, (i.e., cash, discounted rooms, food and other goods and services). Also please explain how you recognize and classify awards earned by customers under this program.


Financial Statements

Statements of Income, page 37

2. We note that you have presented a net amount of interest expense on the face of the statements of income. To the extent that interest income is material, please separately disclose interest expense and income in future filings. See Rule 5-03(7) and (8) of Regulation S-
X.

Notes to the Financial Statements

- General

3. We note from your disclosure on page 32 of the MD&A section that the Farahi family beneficially owns stock representing approximately
50.7% of the voting stock of the Company and has the effective power to control the vote on substantially all significant matters without the approval of other stockholders. In future filings, please revise the notes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

4. We note from Item 3 that you include disclosure of a legal proceeding related to complaints in a class action lawsuit seeking damages in excess of $1 billion. In future filings, please include discussion of the complaint and management`s expectations as to the
outcome in your notes to the financial statements or explain why you
do not believe this is required.  See paragraph 10 of    SFAS 5.

Note 2. Accounts Receivable, page 48

5. We note that you have established an allowance for doubtful accounts. In future filings, please revise your note to include a description of the accounting policies and methodology the entity used to estimate the allowance for doubtful accounts, your policy for determining past due or delinquency status, and your policy for charging off uncollectible loans and trade receivables. See paragraph 13a-c of SOP 01-6.





Note 4. Lease Commitments, page 49

6. We note that your minimum lease term for the corner of the shopping center is subject to increase every 60 months based on the
CPI and that you have the option to renew the lease for 3 five-year terms at the end of the extension period you have the option to purchase the leased section. Please tell us and explain in the notes to your financial statements how the Company accounts for rent expense under leases that provide for escalating rentals over the related lease term and renewal options. If a method other than the straight-line method is used to recognize this expense, please explain why the Company`s believes this method is appropriate. Refer to the guidance outlined in paragraph 15 of SFAS No.13 and FTB 85-3.

7. We note that the cost of the new driveway is being depreciated over the initial 15-year lease term but some components of the driveway are being depreciated over a shorter period of time. Please tell us the nature of these components and why you believe they should be depreciated over a lesser life.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. Ben Farahi
Monarch Casino & Resort, Inc.
October 11, 2005
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